EXHIBIT 99



                            CORAL GOLD RESOURCES LTD
                        Suite 400 - 455 Granville Street
                             Vancouver, B.C. V6C 1T1
                            Telephone: (604) 682-3701
                               Fax: (604) 682-3600
                                www.coralgold.com
                                -----------------
                                ir@coralgold.com

February 17, 2005                             Trading Symbols: TSX Venture - CGR
                                                               US;OTC.BB - CGREF


                                  NEWS RELEASE
                                  ------------


Coral Gold Resources Ltd. announces that it has commenced trading on the Frankfurt Stock Exchange under WKN CA2180021032 and the Berlin-Bremen Stock Exchange under WKN A0DJ0G.

ON BEHALF OF THE BOARD OF DIRECTORS

s/"Matt Wayrynen"

Matt Wayrynen
President



THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR
                    THE ADEQUACY OR ACCURACY OF THIS RELEASE.